

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2018

DeLome Fair
President and Chief Executive Officer
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, Texas 77056

> **Re:** **Synthesis Energy Systems, Inc**.
> **Registration Statement on Form S-3**
> **Supplemental Response filed March 22, 2018**
> **File No. 333-222671**

Dear Ms. Fair:

We have reviewed your supplemental response in connection with your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Correspondence</u>

1. We note your proposed changes relate to filings you intend to make in the future. Although your responses appear to address our comments, we will need to review your revised disclosures, when filed, before we can determine whether further comments are warranted.

2. We note your response to comment 3 of our letter dated February 21, 2018, where you have proposed language to update the disclosure in your next amendment. Please update the proposed disclosure referencing April 2018 to reflect the current state of the bank loans and default status.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Form 10-Q for the Fiscal Quarter Ended December 31, 2017

Item 4 – Controls and Procedures, Page 40

3.      We have read your response to our prior comment 13 and note that you intend to provide management's conclusion regarding the effectiveness of your disclosure controls and procedures in future filings.  As previously requested, please also amend your Form 10-Qs for the quarters ended September 30, 2017 and December 31, 2017 to provide such conclusion.  Refer to Item 4 of Form 10-Q and Item 307 of Regulation S-K.

Exhibit 31.1 and Exhibit 32.1

4.      We have read your response to our prior comment 14 and note that you intend to provide both the principal executive officer and the principal financial officers titles under Mr. Delome Fair's signature in future filings.  As previously requested, please also amend your Form 10-Qs for the quarters ended September 30, 2017 and December 31, 2017 as well as the Form 10-K/A for the fiscal year ended June 30, 2017 to provide the 302 and 906 certifications with the updated titles.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Gain/Loss, Page 32

5.      We acknowledge your response to our prior comment 17.  Please tell us how you determined it is appropriate to value your contribution of TUCA, which are certain exclusive rights to your gasification technology, at the formation of the Tianwo-SES Joint Venture at a zero value.  Please tell us the accounting literature that you relied upon to account for the investment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sisi Cheng, Staff Accountant at (202) 551-5004 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Jay Ingram

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction